1st Amendment to SLAA
As of May 2, 2008
SCHEDULE 2
Approved U.S. Borrowers
ABN AMRO Incorporated
Barclays Capital Inc.
Bear, Stearns & Co. Inc.
Bear, Stearns Securities Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Fortis Securities LLC
Goldman, Sachs & Co.
ING Financial Markets LLC
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated/MS Securities Services Inc.
SG Americas Securities, LLC
UBS Securities LLC
The maximum allowable market value of securities on loan per borrower is 10% of the Fund’s total assets. For avoidance of doubt, total assets includes the market value of collateral held by the Fund.

AMERICAN BEACON FUNDS, on behalf of each of
its series set forth in Exhibit 1 hereto

By:	/s/ William F. Quinn
Name:	William F. Quinn
Title:	Chairman